March 20, 2020

Christopher Caldwell
Chief Executive Officer
Concentrix Corp
44111 Nobel Drive
Fremont, CA 94538

       Re: Concentrix Corp
           Draft Registration Statement on Form 10
           Submitted on February 21, 2020
           CIK No. 0001803599

Dear Mr. Caldwell:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 10 submitted February 21, 2020

Summary, page 1

1. Please revise your summary to disclose the amount of the net distribution to be paid to
       SYNNEX, how you arrived at the amount of the distribution, and how you intend to finance it.
Our Market Opportunity, page 2

2. You refer to numerous services and addressable markets, such as IVR, RPA, AI, ML,
       Vertical BPO, Back Office BPO, and emotion and sentiment analytics. However, you have not sufficiently described in the prospectus the enhanced services, functions, and opportunities they provide for your clients. As an example, please revise the prospectus to
 Christopher Caldwell
FirstName LastNameChristopher Caldwell
Concentrix Corp
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         explain how AI and IVR may be used by your company to improve client outcomes and discuss the costs and key challenges of developing and/or integrating each new technology into your platform.
What business will we operate after the spin-off?, page 12

3. Please revise here, or add a question and answer, where appropriate, to briefly and clearly summarize the business and assets that will remain with SYNNEX and those that will remain with Concentrix.
Will SYNNEX distribute fractional shares?, page 13

4. Please enhance your disclosure to explain how you intend to handle fractional shares if you do not intend to distribute them to shareholders.
Will Concentrix have any debt after the spinoff?, page 14

5. Please revise to disclose the amount of your anticipated indebtedness upon completion of the transaction. In addition, please briefly summarize your new financing agreement once finalized and clarify whether you will continue to guarantee indebtedness for SYNNEX after completion of the spin-off. In this regard, we note your disclosure on page 63 of the prospectus.
Will I be paid any dividends on Concentrix common stock?, page 14

6. Please revise here and under "Dividend Policy" on page 44 to quantify the amount of the
         SYNNEX dividend and the percentage of the payment that will be made by Concentrix and SYNNEX, respectively.
Our client contracts include provisions, page 18

7. Please describe the nature of the performance-related targets that are included in your client contracts and the percentage of your compensation, if material, that is typically linked to targets.
Cyberattacks or the improper disclosure or control of personal information, page 19

8. We note your cybersecurity risk factor disclosure on page 19. To the extent cybersecurity risks are material to your business, please describe the board's anticipated role in overseeing the company's cybersecurity risk management and how this function may effect the board's leadership structure.
Reasons for the Spin-Off, page 35

9. You state here that the reasons for the separation include, among other reasons, focusing on distinct operating priorities and strategies, and the unique needs of each business and distinct markets. Please describe the most significant differences in strategy, operating priorities and business needs. In this regard, we also note your disclosure on page 27 that
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Concentrix Corp
March 20, 2020
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         at least some of your client relationships have been improved by the client's relationship with SYNNEX which may suggest that certain synergies exist between the two companies.
Dividend Policy, page 44

10. Please revise to include here the tabular summaries of historical cash distributions declared by you and Synnex that you currently provide on page F-102, consistent with
         Item 201(c) of Regulation S-K. In doing so, please disclose whether any dividends you might pay would be based upon similar or different historical considerations so that readers can appreciate how you might decide whether the continue to pay dividends in the future. Please also disclose any restrictions you may have upon the ability to pay dividends in the future.
Critical Accounting Policies and Estimates
Goodwill, page 54

11. Please provide more information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing step one of the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

              the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

              the amount of goodwill allocated to the reporting unit;

              a more detailed description of the methods and key assumptions used and how the key assumptions were determined;

              a discussion of the degree of uncertainty associated with the assumptions; and

              a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

       Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission's Guidance
Regarding
FirstName LastNameChristopher Caldwell
       Management's Discussion and Analysis of Financial Condition and Results of Operations,
Comapany NameConcentrix Corp issued December 19, 2003 and available on our website at
       SEC Release No. 34-48960,
March www.sec.gov. 3
       20, 2020 Page
FirstName LastName
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FirstName LastNameChristopher Caldwell
Concentrix Corp
Comapany2020
March 20, NameConcentrix Corp
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FirstName LastName
Results of Operations, page 55

12. Where you describe two or more factors that contributed to a material change in a financial statement line item between periods, please quantify, to the extent practicable, the incremental impact of each factor identified. See Item 303(a) of Regulation S-K.
13. It appears the first paragraph on page 56 mistakenly refers to 2019 vs 2018 and the last paragraph on page 58 mistakenly refers to the effective tax rate for 2019 increasing compared to 2018. Please revise or advise.
14. Please tell your consideration of whether the discussion of the results of operations and financial condition set forth in the audited financial statements should be supplemented by a discussion based upon pro forma financial information giving effect to the acquisition of
         Convergys Corporation. Please note that supplemental discussions based on Article 11 of Regulation S-X pro forma financial information should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.
Certain non-GAAP financial information, page 59

15. We note non-GAAP operating income and non-GAAP net income include an adjustment to eliminate the amortization expense related to acquired intangible assets. We also note that the majority of your intangible assets relate to the acquisition of Convergys
         Corporation and assume that significant revenue was generated from the customer relationship intangible assets. Please tell us why you believe non-GAAP operating income and non-GAAP net income, which exclude amortization expense related to acquired intangible assets, are useful to your investors in evaluating your "base operations" considering customer related intangible assets contribute to the generation of revenue, which is contemplated in the related non-GAAP measures.
16. Please revise to reconcile Adjusted EBITDA to net income. Refer to Question 103.02 of the Division's Compliance and Disclosure Interpretations regarding Non-GAAP Financial
         Measures.
Client Concentration, page 63

17. You state that one customer accounted for 10%, 21% and 23% of your revenues in fiscal years 2019, 2018 and 2017, respectively. Please identify this customer and disclose the material terms of your agreement with the customer, including any termination provisions. In addition, please revise your risk factor on page 20 beginning "We depend on a limited number of clients" to describe any specific risks related to your reliance on this particular client. Refer to Item 101(c)(1)(vii) of Regulation
S-K.
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Elements of the SYNNEX Compensation Program, page 80

18. We note that your equity grants are made based, among other things, upon objective data synthesized to competitive ranges. Please revise to clarify whether you use targets in your determination of grants and disclose the targets, as appropriate. Similarly, please disclose all targets for your named executive officers under the SYNNEX LTI program.
Transfer of Assets and Assumption of Liabilities, page 93

19. We note that you disclose on page 25 your reliance on proprietary IT systems, mobile applications, and cloud-based technology and acquired technologies. Please clarify whether your post-spin intellectual property assets will be owned by the company, licensed from SYNNEX or another third-party, or some combination of these alternatives.
         If you will be licensing any assets to SYNNEX, please also disclose that arrangement. To the extent there are any material restrictions on the use of your intellectual property, please add a risk factor to address such restrictions.
Note 2. Summary of Significant Accounting Policies
Pension and post-retirement benefits, page F-16

20. We note your reference to the existence of multi-employer plans. Please revise to clarify whether these are multiemployer or multiple-employer plans. If they are multiemployer plans, please tell us your consideration of providing the disclosures required by ASC 715-
         80-50-4 through 50-10.
Audited Combined Financial Statements of Concentrix
Note 9. Revenue, page F-34

21. We note your disaggregation of revenue by industry served and by geography. We note your disclosure on page 4 that your CX solutions emcompass four services: customer lifestyle management, CX/UX strategy and design, digital transformation, and VOC and analytics. Please tell us what consideration you gave to disaggregating revenue by service area in addition to industries served and geography.
Note 12. Income Taxes, page F-38

22. We noted that your 2019 tax expense was increased to reflect the hypothetical tax impact if you were not part of SYNNEX U.S. consolidated group and thereby suffering a much higher US foreign tax credit limitation. Please tell us whether a similar adjustment was made to 2018 and 2017 tax expense and if not, why. Please also tell us where the 2019 adjustment is presented in the reconciliation of statutory United States federal income tax rate to your effective rate and why such labeling is appropriate. Christopher Caldwell
FirstName LastNameChristopher Caldwell
Concentrix Corp
Comapany2020
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       You may contact Adam Phippen at (202) 551-3336 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom, Office Chief, at (202) 551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Allison Leopold Tilley, Esq.